Exhibit 99.1

SHARE PURCHASE AGREEMENT

by and between

CASTOR MARITIME INC.

and

TORO CORP.

Dated as of August 7, 2023

i

ii

SHARE PURCHASE AGREEMENT, dated as of August 7, 2023 (this “Agreement”), by and between CASTOR MARITIME INC., a corporation organized under the laws of the Republic of the Marshall Islands (the “Company”), and TORO CORP., a corporation organized under the laws of the Republic of the Marshall Islands (the “Investor”).

WHEREAS, the Company desires to issue and sell to the Investor, and the Investor desires to purchase from the Company, certain newly-designated Series D Cumulative Perpetual Convertible Preferred Shares, par value $0.001 per share (the “Series D Preferred Shares”) on the terms and subject to the conditions set forth herein.

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained in this Agreement, the receipt and sufficiency of which are hereby acknowledged, the parties to this Agreement hereby agree as follows:

ARTICLE I

Definitions

SECTION 1.01.  Definitions.

(a)  As used in this Agreement (including the recitals hereto), the following terms shall have the following meanings:

“Affiliate” means any Person that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with a Person as such terms are used in and construed under Rule 405 under the Securities Act.

“Articles of Incorporation” means the Amended and Restated Articles of Incorporation of the Company, as further amended or amended and restated from time to time.

“BCA” means the Business Corporations Act of the Republic of the Marshall Islands, as amended from time to time.

“Board” means the board of directors of the Company, except where the context requires otherwise.

“Business Day” means any day other than Saturday, Sunday or other day on which commercial banks in New York, Cyprus or Greece are authorized or required by law to remain closed; provided, however, for clarification, commercial banks shall not be deemed to be authorized or required by law to remain closed due to “stay at home”, “shelter-in-place”, “non-essential employee” or any other similar orders or restrictions or the closure of any physical branch locations at the direction of any governmental authority so long as the electronic funds transfer systems (including for wire transfers) of such commercial banks are generally open for use by customers on such day.

“Bylaws” means the Amended and Restated Bylaws of the Company, as further amended or amended and restated from time to time.

“Common Shares” means the common shares, par value $0.001 per share, of the Company.

 “Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Governmental Entity” means any Federal, state or local, domestic or foreign governmental or regulatory authority, agency, commission, body, board, court or other legislative, executive or judicial governmental entity.

“Law” means any Federal, state, local or foreign law (including the Foreign Corrupt Practices Act and the laws implemented by the Office of Foreign Assets Control, United States Department of Treasury), statute or ordinance, common law, or any rule, regulation, judgment, order, writ, injunction, decree, arbitration award, license or permit of any Governmental Entity.

“Nasdaq” shall mean the Nasdaq Capital Market, or any other Nasdaq market on which the Company’s Common Shares are traded, and their successors.

“Person” means any individual, firm, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature.

“Purchased Shares” means the 50,000 Series D Preferred Shares acquired by the Investor pursuant to this Agreement.

“Registrable Securities” means, as of any date of determination, (a) Common Shares of the Company (or any other shares of a class of stock of the Company or other securities of the Company or a successor entity of the Company resulting from a merger, consolidation, exchange of shares or sale of all or substantially all of the assets of the Company), issued to the Investor upon conversion of the Series D Preferred Shares of the Company (or assumed by a successor of the Company) and (b) any Common Shares received by the Investor in respect thereof in connection with any split or subdivision, dividend, distribution or similar transaction; provided that any such Common Shares shall cease to be Registrable Securities upon the earliest to occur of: (i) such Common Shares being sold pursuant to an effective registration statement under the Securities Act, (ii) such Common Shares being sold pursuant to Rule 144, (iii) such Common Shares becoming eligible for sale by the Investor pursuant to Rule 144 without volume or manner-of-sale restrictions and (iv) such Common Shares ceasing to be outstanding.

“Rule 144” means Rule 144 promulgated by the SEC pursuant to the Securities Act, as such rule may be amended or interpreted from time to time, or any similar rule or regulation hereafter adopted by the SEC having substantially the same purpose and effect as such rule.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Selling Expenses” means all underwriting discounts, selling commissions and stock transfer taxes applicable to the sale of Registrable Securities, and fees and disbursements of counsel and advisors for the Investor.

 “Statement of Designation” means the statement of designation of rights, preferences and privileges of the Series D Preferred Shares to be filed with the Registry of the Marshall Islands for the establishment of the Series D Preferred Shares.

A “subsidiary” of any Person means another Person, an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its board of directors or other governing body is (or, if there are no such voting interests, 50% or more of the equity interests of which are) owned directly or indirectly by such first Person.

“Trading Day” means a day on which Nasdaq is open for trading.

(b)          In addition to the terms defined in Section 1.01(a), the following terms have the meanings assigned thereto in the Sections set forth below:

Term	Section
Aggregate Purchase Price	2.01
Agreement	Preamble
Closing	2.02(a)
Closing Date	2.02(a)
Company	Preamble
Company Material Adverse Effect	3.03
Investor Purchase	2.01
Investor’s Shares	5.05(a)
Series D Preferred Shares	Preamble
Subsidiaries	3.03

ARTICLE II

Purchase and Sale of the Purchased Shares

SECTION 2.01.  Purchase and Sale.

On the terms of this Agreement and subject to the satisfaction of the conditions set forth in Sections 6.01 and 6.02, the Investor shall purchase from the Company, and the Company shall issue to the Investor, 50,000 Series D Preferred Shares of par value $0.001 each, at a price of $1,000 per share for an aggregate amount of $50,000,000. As used herein, “Aggregate Purchase Price” means the aggregate purchase price paid by the Investor for the Purchased Shares. The purchase of the Series D Preferred Shares by the Investor pursuant to this Section 2.01 is referred to as the “Investor Purchase”.

SECTION 2.02.  Closing.

(a)          On the terms of this Agreement and subject to the conditions set forth in Sections 6.01 and 6.02, the closing of the Investor Purchase (the “Closing”) shall occur remotely via the electronic exchange of documents and signatures on the date hereof, or such other date as the Company and the Investor shall mutually agree (the date on which the Closing occurs, the “Closing Date”).

(b)           On or prior to the Closing Date, (i) the Company shall deliver or cause to be delivered to the Investor (A) this Agreement duly executed by the Company, (B) the Company’s wire instructions on Company letterhead and executed by the Company’s Chief Financial Officer, (C) (1) the certificates representing the Purchased Shares or (2) evidence that the Purchased Shares are entered  on the Company's share register and recorded in the Company's books and records and (D) all other documents and certificates to satisfy the conditions set forth in Section 6.02 and (ii) the Investor shall (A) deliver or cause to be delivered to the Company this Agreement duly executed by the Investor and all other documents and certificates to satisfy the conditions set forth in Section 6.01 and (B) pay to the Company the Aggregate Purchase Price by wire transfer in immediately available U.S. federal funds to the account designated by the Company. The Company and the Investor each hereby agree that, upon payment of the Aggregate Purchase Price to the account designated by the Company, the Company shall promptly file the Statement of Designation substantially in the form set forth as Exhibit A hereto and issue 50,000 Series D Preferred Shares to the Investor.

SECTION 2.03.  Termination.

(a)    This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Closing by the Company or the Investor giving written notice of such termination to the other party if the Closing Date has not occurred on or prior to the tenth Business Day following the date hereof; provided, however, that the party seeking termination pursuant to this Section 2.03(a) is not in breach in any material respect of any of its representations, warranties, covenants or other agreements contained in this Agreement, and, provided further, that if the Aggregate Purchase Price or any portion thereof has been received by the Company upon a termination pursuant to this Section 2.03 by either party, the Company shall promptly return such amount to the Investor, but in no event later than the second Business Day following such termination.

(b)    In the event of such termination, this Agreement shall forthwith become wholly void and of no further force and effect without any liability or obligation on the part of the Company or the Investor, other than the provisions of this Section 2.03, Section 5.01, Section 5.02 and Article VIII (other than Section 8.05).

ARTICLE III

Representations and Warranties of the Company

The Company represents and warrants to the Investor as of the date hereof and as of the Closing Date as follows:

SECTION 3.01.  Purchased Shares.

All of the issued and outstanding shares of capital stock of the Company have been, and the Purchased Shares will be, when issued against payment of the Aggregate Purchase Price, duly authorized and validly issued, fully paid and non-assessable and issued in compliance with all applicable Federal and state securities laws, the BCA and Articles of Incorporation and Bylaws, and such shares were not, or will not be, issued in violation of any purchase option, call option, preemptive right, resale right, subscription right, right of first refusal or similar right.

SECTION 3.02.  Organization.

The Company has been duly incorporated and is validly existing as a corporation in good standing under the laws of the Republic of the Marshall Islands, with full corporate power and authority to own, lease and operate its properties and conduct its business and to execute and deliver this Agreement.

SECTION 3.03.  Good Standing.

The Company is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where the ownership or leasing of its properties or the conduct of its business requires such qualification, except where the failure to be so qualified and in good standing would not, individually or in the aggregate, have or reasonably be expected to have a material adverse effect on the business, properties, financial condition, results of operations or prospects of the Company and the subsidiaries of the Company (the “Subsidiaries”) taken as a whole (a “Company Material Adverse Effect”).

SECTION 3.04.  Due Authorization.

The Company has all corporate power and authority to execute and deliver this Agreement and to perform its obligations under this Agreement. This Agreement has been duly authorized, executed and delivered by the Company. The execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated by this Agreement have been duly authorized by the Board, and this Agreement constitutes the valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization or other similar Laws affecting creditors’ rights generally and by general equitable principles and except as may be limited by applicable Law and public policy. No vote or other approval of the equityholders of the Company is required in connection with the execution, delivery or performance of this Agreement or to consummate the transactions contemplated by this Agreement in accordance with the terms hereof, whether by reason of applicable Law, the Articles of Incorporation or the Bylaws, the rules or requirements of any securities exchange or Nasdaq or otherwise.

SECTION 3.05.  No Conflicts.

The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby will not conflict with, result in any breach or violation of or constitute a default under (or constitute any event which with notice, lapse of time or both would result in any breach or violation of or constitute a default under or give the holder of any indebtedness (or a Person acting on such holder’s behalf) the right to require the repurchase, redemption or repayment of all or a part of such indebtedness under) (or result in the termination of, or in the creation or imposition of a lien, charge or encumbrance on any property or assets of the Company or any Subsidiary pursuant to) (a) the Articles of Incorporation or the Bylaws or the articles of incorporation or bylaws or similar constitutional documents of any of the Subsidiaries, (b) any indenture, mortgage, deed of trust, bank loan or credit agreement or other evidence of indebtedness, or any license, lease, contract or other agreement or instrument, as such agreements or instruments are amended from time to time, to which the Company or any of the Subsidiaries is a party or by which any of them or any of their respective properties may be bound or affected, (c) any Federal, state, local or foreign law, regulation or rule applicable to the Company, (d) any rule or regulation of any self-regulatory organization or other non-governmental regulatory authority (including the rules and regulations of Nasdaq) applicable to the Company or (e) any decree, judgment or order applicable to the Company or any of the Subsidiaries or any of their respective properties, except in the case of the foregoing clauses (b), (c), (d) and (e) as would not, individually or in the aggregate, have or reasonably be expected to have a Company Material Adverse Effect.

SECTION 3.06.  No Consents Required.

The Company is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other Federal, state, local or other governmental or regulatory commission, board, body, authority or agency, or of or with any self-regulatory organization, other non-governmental regulatory authority, in connection with the execution, delivery and performance of this Agreement by the Company or the consummation by the Company of the transactions contemplated hereby, except for (a) any applicable filings with the Republic of the Marshall Islands, (b) any filings pursuant to the Securities Act in connection with the registration of the Common Shares issuance upon conversion of the Series D Preferred Shares in accordance with Annex B hereto and (c) such consents, waivers, authorizations, orders, notices, filings or registrations that have been obtained or made and are in full force and effect.

SECTION 3.07.  Anti Take-over Statutes; Anti-Takeover Laws.

Assuming the accuracy of Investor’s representations and warranties set forth in Article IV, the Company has taken all action necessary to render inapplicable to the Investor Purchase and the other transactions contemplated hereby, Section 5.1 of the Company's Articles of Incorporation, any similar provisions in the Articles of Incorporation, Bylaws or any other Company document governing the rights of shareholders, any other takeover Law or any “poison pill” or other comparable agreement designed to have the effect of delaying, deferring or discouraging any Person from acquiring control of the Company.

ARTICLE IV

Representations and Warranties of the Investor

The Investor represents and warrants to the Company as of the date hereof and as of the Closing Date as follows:

SECTION 4.01.  Organization.

The Investor is an entity duly organized, validly existing and in good standing under the laws of the Republic of the Marshall Islands.

SECTION 4.02.  Due Authorization.

The Investor has all requisite right, power and authority, and has taken all actions necessary to execute and deliver this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly authorized, executed and delivered by the Investor. This Agreement is the legal, valid and binding obligation of the Investor, enforceable against the Investor in accordance with its terms, except as such may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization or other similar Laws affecting creditors’ rights generally and by general equitable principles and except as may be limited by applicable Law and public policy.

SECTION 4.03.  No Conflicts.

The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby will not conflict with, result in any breach or violation of or constitute a default under (or constitute any event which with notice, lapse of time or both would result in any breach or violation of or constitute a default under or give the holder of any indebtedness (or a Person acting on such holder’s behalf) the right to require the repurchase, redemption or repayment of all or a part of such indebtedness under) (or result in the termination of, or in the creation or imposition of a lien, charge or encumbrance on any property or assets of the Investor pursuant to) (a) the organizational or other governing documents of the Investor, (b) any indenture, mortgage, deed of trust, bank loan or credit agreement or other evidence of indebtedness, or any license, lease, contract or other agreement or instrument to which the Investor is a party or by which the Investor or any of its respective properties may be bound or affected, (c) any Federal, state, local or foreign law, regulation or rule applicable to the Investor or (d) any decree, judgment or order applicable to the Investor or any of its properties, except in the case of the foregoing clauses (b), (c) and (d) as would not, individually or in the aggregate, materially and adversely affect the Investor’s ability to perform its obligations under this Agreement to which it is a party or consummate the transactions contemplated therein on a timely basis.

SECTION 4.04.  No Consents Required.

The Investor is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other Federal, state, local or other governmental or regulatory commission, board, body, authority or agency, or of or with any self-regulatory organization, other non-governmental regulatory authority, in connection with the execution, delivery and performance of this Agreement by the Investor or the consummation by the Investor of the transactions contemplated hereby, except for (a) any applicable reporting requirements of the Exchange Act and (b) such consents, waivers, authorizations, orders, notices, filings or registrations that have been obtained or made and are in full force and effect.

SECTION 4.05.  Financial Capability.

The Investor has available funds necessary to consummate the Closing on the terms and conditions contemplated by this Agreement and satisfy all of its obligations under this Agreement when required to do so pursuant to the terms hereof.

SECTION 4.06.  Purchaser Status.

The Investor is an “accredited investor” within the meaning of Rule 501(a) of Regulation D under the Securities Act. The Investor, either alone or together with its representatives, has such knowledge, sophistication and experience in business and financial matters so as to be capable of evaluating the merits and risks of the prospective investment in the Purchased Shares, and has so evaluated the merits and risks of such investment. The Investor is able to bear the economic risk of an investment in the Purchased Shares for an indefinite period of time and, at the present time, is able to afford a complete loss of such investment.

SECTION 4.07.  No Reliance.

The Investor is knowledgeable about the Company, its financial condition, results of operations, assets, liabilities, properties, operations and markets in which it operates. Without derogating from or limiting the representations and warranties of the Company in Article III, the Investor (a) is not relying on the Company for any legal, tax, investment, accounting or regulatory advice, (b) has consulted with its own advisors concerning such matters and (c) has conducted to its satisfaction an independent investigation and verification of the financial condition, results of operations, assets, liabilities, properties and operations of the Company, and, in determining to proceed with the transactions contemplated by this Agreement, has relied solely on the results of such independent investigation and verification and on the representations and warranties of the Company in Article III.

SECTION 4.08.  Private Placement Consideration.

The Investor is acquiring the Purchased Shares as principal for its own account for investment purposes and not with a view to, or for offer or sale in connection with, any distribution thereof and has no direct or indirect arrangement or understandings with any other Persons to distribute, offer or sell or regarding the distribution, offer or sale of such Purchased Shares (this representation and warranty not limiting the Investor’s right to sell the Purchased Shares in compliance with the transfer restrictions set forth herein and applicable Federal and state securities laws). The Investor understands and acknowledges that (a) the Purchased Shares are being sold to it pursuant to an exemption from registration under the Securities Act, (b) its representations and warranties contained herein are being relied upon by the Company as a basis for such exemption under the Securities Act and under the securities Laws of various other foreign and domestic jurisdictions, (c) no U.S. state or Federal agency has made any finding or determination as to the fairness of the terms of the sale of the Purchased Shares or any recommendation or endorsement thereof and (d) the Purchased Shares are “restricted securities” under the Securities Act inasmuch as they are being acquired from the Company in a transaction not involving a public offering and that, under applicable securities Laws, such Purchased Shares may be resold without registration under the Securities Act only in certain limited circumstances.

SECTION 4.09.  Compliance.

Neither the Investor nor any of its controlling or controlled Affiliates is the target of any sanctions administered or enforced by the U.S. government (including, without limitation, the Office of Foreign Assets Control of the U.S. Department of the Treasury or the U.S. Department of State and including, without limitation, the designation as a “specially designated national” or “blocked person”), the United Nations Security Council, the European Union or His Majesty’s Treasury of the United Kingdom or other relevant sanctions authority with jurisdiction over such Person. The funds held by the Investor and used to purchase the Purchased Shares were legally derived.

The Company acknowledges and agrees that the representations contained in this Article IV shall not modify, amend or affect the Investor’s right to rely on the Company’s representations and warranties contained in this Agreement.

ARTICLE V

Additional Agreements

SECTION 5.01.  Confidentiality.

No public release, announcement, filing or other public disclosure concerning this Agreement or the transactions contemplated hereby shall be issued, furnished, filed or made, as the case may be, by any party without the prior consent of the Company and the Investor, except for any release, announcement, filing or other disclosure as may be required by Law or the rules or regulations of any securities exchange or Nasdaq.

SECTION 5.02.  Expenses.

Except as otherwise expressly provided herein, all costs and expenses, including fees and disbursements of financial advisors and accountants, incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such costs and expenses, whether or not the Closing shall have occurred.

SECTION 5.03.  Use of Proceeds.

The Company shall use the net proceeds received by it from the sale of the Purchased Shares for capital expenditures, working capital, to make vessel or share acquisitions or for other general corporate purposes, or a combination thereof.

SECTION 5.04.  Transfer Restrictions.

The Investor shall not, without the Company’s prior written consent, at any time beginning from the date hereof and continuing to and including the date 180 days after the Closing Date, directly or indirectly, (a) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, make any short sale or otherwise transfer or dispose of, directly or indirectly, any Purchased Shares, or publicly disclose the intention to make any offer, sale, pledge or disposition, or (b) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of any Purchased Shares, whether any such transaction described in clauses (a) and (b) is to be settled by delivery of Series D Preferred Shares or any other equity security of the Company, in cash or otherwise.

SECTION 5.05.  Removal of Legends; Transfer.

(a)            The Purchased Shares and any Common Shares issued to the Investor upon conversion of the Series D Preferred Shares (together, the “Investor’s Shares”) may only be disposed of in compliance with state and Federal securities laws. In connection with any transfer of the Investor’s Shares other than (i) to the Company or (ii) to an Affiliate of the Investor, (iii) in connection with the grant by the Investor of a pledge as contemplated in Section 5.05(b), or (iv) in a sale pursuant to effective registration statement, the Company may require the transferor thereof to provide to the Company an opinion of counsel selected by the transferor and reasonably acceptable to the Company, the form and substance of which opinion shall be reasonably satisfactory to the Company, to the effect that such transfer does not require registration of such transferred Investor’s Shares under the Securities Act. Except in the case of a transfer pursuant to Clause (i) or Clause (iv) above or in an open market sale pursuant to Rule 144 of the Securities Act, as a condition of transfer, any such transferee shall agree in writing to be bound by the terms of this Agreement and shall have the rights and obligations of the Investor under this Agreement.

(b)             The Investor agrees to the placement, so long as is required by this Section 5.05, of a legend or book entry notation on or with respect to any of the Investor’s Shares in substantially the following form:

THIS SECURITY WAS ORIGINALLY ISSUED IN A TRANSACTION THAT WAS EXEMPT FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS. THIS SECURITY MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT WITH A REGISTERED BROKER-DEALER OR OTHER LOAN WITH A FINANCIAL INSTITUTION THAT IS AN “ACCREDITED INVESTOR” AS DEFINED IN RULE 501(a) UNDER THE SECURITIES ACT OR OTHER LOAN SECURED BY SUCH SECURITIES.

The Company acknowledges and agrees that the Investor may from time to time pledge pursuant to a bona fide margin agreement with a registered broker-dealer or grant a security interest in some or all of the Investor’s Shares to a financial institution that is an “accredited investor” as defined in Rule 501(a) under the Securities Act and, if required under the terms of such arrangement, the Investor may transfer pledged or secured Investor’s Shares to the pledgees or secured parties. Such a pledge or transfer would not be subject to approval of the Company and no legal opinion of legal counsel of the pledgee, secured party or pledgor shall be required in connection therewith. Further, no notice to the Company shall be required of such pledge. At the Investor’s expense, the Company will execute and deliver such reasonable documentation as a pledgee or secured party of Investor’s Shares may reasonably request in connection with a pledge or transfer of such Investor’s Shares, including, if such Investor’s Shares are subject to registration pursuant to Article VII, the preparation and filing of any required prospectus supplement under Rule 424(b)(3) under the Securities Act, or other applicable provision of the Securities Act, to appropriately amend the list of selling shareholders thereunder.

ARTICLE VI

Conditions to Closing

SECTION 6.01.  Conditions to the Obligations of the Company.

The obligations of the Company to effect the Closing shall be subject to the satisfaction or, to the extent permitted by applicable Law, waiver by the Company of the following conditions:

(a)             all representations and warranties of the Investor in this Agreement shall be true and correct as of the Closing Date as though made on and as of such date and time;

(b)             the Investor shall have performed all of its obligations hereunder required to be performed by it at or prior to the Closing;

(c)             the Investor shall have delivered or paid, as applicable, to the Company the items set forth in Section 2.02(b)(ii); and

(d)            no provision of any applicable Law and no permanent, preliminary or temporary judgment, injunction, order or decree that has the effect of preventing, prohibiting or making illegal the consummation of any of the transactions contemplated by this Agreement shall be in effect at the Closing, and no action, claim or proceeding seeking any such judgment, injunction, order or decree shall be threatened in writing or pending at the Closing.

SECTION 6.02.  Conditions to the Obligations of the Investor.

The obligations of the Investor to effect the Closing shall be subject to the satisfaction or, to the extent permitted by applicable Law, waiver by the Investor of the following conditions:

(a)             the representations and warranties of the Company in this Agreement shall be true and correct as of the Closing Date as though made on and as of such date and time;

(b)             the Company shall have performed in all material respects all of its obligations hereunder required to be performed by it at or prior to the Closing;

(c)             the Company shall have delivered to the Investor the items set forth in Section 2.02(b)(i); and

(d)             no provision of any applicable Law and no permanent, preliminary or temporary judgment, injunction, order or decree that has the effect of preventing, prohibiting or making illegal the consummation of any of the transactions contemplated by this Agreement shall be in effect at the Closing, and no action, claim or proceeding seeking any such judgment, injunction, order or decree shall be threatened in writing or pending at the Closing.

ARTICLE VII

Registration and Conversion Rights

SECTION 7.01.  Registration Rights.

The Company grants to the Investor the registration rights set forth in Annex B hereto with respect to any Registrable Securities for so long as the Investor is an Affiliate of the Company.

SECTION 7.02.  Conversion Rights.

The Investor undertakes that it will only exercise its conversion rights with respect to the Series D Preferred Shares in a manner that will not conflict with, result or constitute in any breach or violation of any obligations of the Company as of the date of this Agreement and/or create additional obligations and liabilities to the Company (other than for the purpose of effecting the conversion) and/or grant to or, allow the exercise by, any third party any rights.

ARTICLE VIII

Miscellaneous

SECTION 8.01.  No Other Representations or Warranties.

Each of the Investor and the Company acknowledges that, except for the representations and warranties expressly set forth in Article III and Article IV, none of the Investor, the Company or any other Person has made any express or implied representation or warranty, including with respect to the Investor, the Company, any of its Subsidiaries or their respective Affiliates or with respect to the accuracy or completeness of any other information provided, or made available, to the Investor, the Company or any of their respective Affiliates in connection with the Investor Purchase, and each of the Investor and the Company has not relied on any representation or warranty other than those expressly set forth in Article III or Article IV, as applicable.

SECTION 8.02.  Notices.

All notices and other communications required or permitted to be given under this Agreement shall be in writing and shall be deemed to have been duly given (i) on the date of delivery, if delivered personally or by e-mail prior to 5:00 p.m., in the place of delivery and such day is a Business Day; otherwise, the next Business Day, (ii) on the first Business Day following the date of dispatch if delivered express mail by a recognized overnight courier service or (iii) on the third Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid, to the parties to this Agreement at the following address or to such other address either party to this Agreement shall specify by notice given in accordance with this Section 8.02:

(a)	if to the Company, to

Castor Maritime Inc.
223 Christodoulou Chatzipavlou Street
Hawaii Royal Gardens
3036 Limassol
Cyprus
Email: corporate@castormaritime.com
Attention: Ioannis Lazaridis

with a copy to:

Ince
Parry Kahn and Partners Law Office
Livanos Building
47-49 Akti Miaouli
Pireus 18536
Greece
Email : konstantinosmexias@incegd.com
Attention : Konstantinos Mexias

(b)	if to the Investor,

Toro Corp.
223 Christodoulou Chatzipavlou Street
Hawaii Royal Gardens
3036 Limassol
Cyprus
Email:  corporate@torocorp.com
Attention:  Ioannis Lazaridis

with a copy to:

Seward & Kissel LLP
One Battery Park Plaza
New York, NY 10004
Email: horton@sewkis.com
Attention: Edward Horton

SECTION 8.03.  Amendments; Waivers.

(a)            No provision of this Agreement may be amended or waived unless such amendment or waiver is in writing and signed, in the case of an amendment, by each of the Company and the Investor, or in the case of a waiver, by the party against whom the waiver is to be effective.

(b)            The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights nor shall any single or partial exercise by any party to this Agreement of any of its rights under this Agreement preclude any other or further exercise of such rights or any other rights under this Agreement. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law or otherwise.

SECTION 8.04.  Interpretation.

When a reference is made in this Agreement to “Articles” or “Sections”, such reference shall be to an Article or Section of this Agreement unless otherwise indicated.  The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The words “date hereof” shall refer to the date of this Agreement. The term “or” is not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”. All references to “$” or “dollars” mean the lawful currency of the United States of America. The terms defined in the singular have a comparable meaning when used in the plural, and vice versa. Any agreement or instrument defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement or instrument as from time to time amended, modified or supplemented. Except as expressly stated in this Agreement, all references to any statute, rule or regulation are to the statute, rule or regulation as amended, modified, supplemented or replaced from time to time (and, in the case of statutes, include any rules and regulations promulgated under the statute) and to any section of any statute, rule or regulation include any successor to the section. References to a Person are also to its successors and permitted assigns.

SECTION 8.05.  Further Assurances.

Each party hereto shall do and perform or cause to be done and performed all further acts and shall execute and deliver all other agreements, certificates, instruments and documents as the other party hereto reasonably may request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby. In connection with any breach of a representation, warranty or covenant contained in this Agreement by any party, the other party’s loss in connection with such breach shall also include any fees of counsel reasonably incurred by that other party in connection with such breach.

SECTION 8.06.  Assignment.

Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of Law or otherwise, by any of the parties without the prior written consent of the other party hereto. Any purported assignment without such prior written consent shall be void. Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

SECTION 8.07.  Survival.

The representations and warranties contained herein shall survive the Closing and the delivery of the Purchased Shares for a period of three years from the Closing.

SECTION 8.08.  Construction.

The parties agree that each of them and their respective counsels have reviewed and had an opportunity to revise this Agreement and, therefore, the normal rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of this Agreement.

SECTION 8.09.  Governing Law.

Except to the extent specifically required by the BCA, this Agreement and any claim, counterclaim or dispute of any kind or nature whatsoever arising out of or in any way relating to this Agreement or the negotiation, execution or performance of this Agreement (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement), directly or indirectly, shall be governed by, construed and enforced in accordance with the laws of the State of New York, including its statutes of limitations, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof. The parties declare that it is their intention that this Agreement shall be regarded as made under the laws of the State of New York and that the laws of the State of New York shall be applied in interpreting its provisions in all cases where legal interpretation shall be required, except to the extent the BCA is specifically required by such act to govern the interpretation of this Agreement.

SECTION 8.10.  Waiver of Jury Trial.

EACH PARTY HERETO HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES TO THE FULLEST EXTENT PERMITTED BY LAW ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION BASED UPON, ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY HEREBY ACKNOWLEDGES AND CERTIFIES (I) THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF THE OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) IT MAKES THIS WAIVER VOLUNTARILY AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS CONTAINED IN THIS SECTION 8.10.

SECTION 8.11.  Consent to Jurisdiction; Enforcement.

Each of the parties (a) consents to submit itself to the personal jurisdiction of the High Court of the Marshall Islands in the event any dispute arises out of this Agreement or any transaction contemplated hereby, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from such court, (c) irrevocably and unconditionally waives (and agrees not to plead or claim) any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or any transaction contemplated hereby in such court and (d) agrees that it will not bring any action relating to this Agreement or any transaction contemplated hereby in any court other than as stated in paragraph (a) above.

SECTION 8.12.  Entire Agreement; No Third-Party Beneficiaries.

This Agreement constitutes the entire agreement between the parties with respect to the subject matter of this Agreement and supersedes all prior agreements, understandings, representations and warranties, both written and oral, between the parties and/or their Affiliates with respect to the subject matter hereof.  No provision of this Agreement shall confer upon any person other than the parties hereto any claim, clause of action, right or remedy hereunder.

SECTION 8.13.  Severability.

If one or more provisions of this Agreement are held to be unenforceable under applicable Law, such provision shall be deemed to be excluded from this Agreement and the balance of this Agreement shall be interpreted as if such provision were so excluded and shall be enforced in accordance with its terms to the maximum extent permitted by Law, so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

SECTION 8.14.  Counterparts.

This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more such counterparts have been signed by each of the parties and delivered to the other parties, with the same effect as if the signatures were upon the same instrument. In the event that any signature is delivered by facsimile transmission or by e-mail delivery of a “.pdf” format data file, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile or “.pdf” signature page were an original thereof.

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IN WITNESS WHEREOF, the parties hereto have executed this Subscription Agreement as of the day and year first above written.

CASTOR MARITIME INC.

By:
/s/ Dionysios Makris
Name: Dionysios Makris
Title: Director

TORO CORP.

By:
/s/ Angelos Rounick Platanias
Name: Angelos Rounick Platanias
Title: Director and Secretary

[Signature Page to Subscription Agreement]

ANNEX A
Form of Statement of Designation

ANNEX B
Registration Rights

REGISTRATION:
Subject to the Investor timely providing the Company with all information and documents reasonably requested by the Company in connection with such filings, the Company will file, as promptly as reasonably practicable, and in any event no later than 60 calendar days after a request by the Investor, one or more registration statements to register Registrable Securities then held by the Investor (including a plan and method of distribution as reasonably determined by the Company and the Investor). Each such registration statement may also register sales of securities for the account of the Company or other holders. The Company will use its reasonable best efforts to have each such registration statement declared effective as soon as possible after such filing.

The Company shall only be required to effect such a demand registration if the expected aggregate gross proceeds from the offering of the Registrable Securities to be registered in connection with such demand registration are at least $5,000,000 and the Company shall not be required to effect a demand registration for an amount of expected aggregate gross proceeds of more than $25,000,000 in any consecutive calendar 12-month period.

Subject to any Blackout Period, the Company will use its reasonable best efforts to keep such registration statement continuously effective until the distribution contemplated in such registration statement has been completed.

BLACKOUT PERIODS:
In the event that the Company determines in good faith that the registration or sale of Registrable Securities would reasonably be expected to materially adversely affect or materially interfere with any material financing of the Company or any material transaction under consideration by the Company or would require disclosure of information that has not been, and is not otherwise required to be, disclosed to the public, the Company shall be entitled to postpone the filing or the effectiveness of a registration statement, or suspend the availability of a registration statement and the prospectus contained therein for sales thereunder, for a period of up to 90 days.

A Blackout Period may not occur more than 3 times in any period of 12 consecutive months or last, together with any other Blackout Period, in the aggregate, more than 90 days in any period of 12 consecutive months.

EXPENSES:
All fees and expenses (other than Selling Expenses) incident to the Company’s performance of its obligations hereunder (including all registration and filing fees) shall be borne solely by the Company. The Investor shall pay all Selling Expenses.

TERM:
The rights and obligations of the Company and the Investor pursuant to Section 7.01 (Registration Rights) shall commence on and from the first anniversary of the original issue date of the Series D Preferred Shares and shall terminate on (i) the date occurring after the seventh anniversary of the original issue date of the Series D Preferred Shares on which the Investor owns no Registrable Securities or (ii) if earlier, the date on which the Investor owns no Series D Preferred Shares and no Registrable Securities.